September 25, 2007

Ms. Deanie J. Underwood
President and Chief Executive Officer
By Design, Inc.
2519 East Kentucky Ave.
Denver, CO 80209

Re: By Design, Inc.
**   Registration Statement on Form SB-2**
**   Filed August 29, 2007**
**   File No. 333-145760**

Dear Ms. Underwood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   If you intend to register the shares pursuant to Rule 415 under the Securities Act of 1933, please include the following check-the-box disclosure on the cover of the registration statement:

         If any of the securities being registered on this Form are to
         be offered on a delayed or continuous basis pursuant to

Rule 415 under the Securities Act of 1933, check the
following box. □

2.   We note your disclosure on page 10 that there has not been an extensive
history of trading of your common shares. In fact, we have been unable to
find any trading activity. Please provide us an analysis explaining why
you believe there is sufficient trading activity in your securities on the
Pink Sheets to support an at the market offering.

3.   On the outside back cover page of the prospectus, advise dealers of their
prospectus delivery obligation. You may use the following disclosure:

Dealer Prospectus Delivery Obligation

Until (insert date), all dealers that effect transactions in
these securities, whether or not participating in this
offering, may be required to deliver a prospectus. This is in
addition to the dealers' obligation to deliver a prospectus
when acting as underwriters and with respect to their
unsold allotments or subscriptions.

See Item 502(b) of Regulation S-B.

4.   Please provide us with copies of any graphics, maps, photographs, and
related captions or other artwork including logos that you intend to use in
the prospectus. You should not include such graphics and pictorial
representations in any preliminary prospectus distributed to prospective
investors prior to our review.

5.   We note your use of the term "the Company" throughout the prospectus.
Because this term is vague and abstract, please revise to use your actual
company name or a shortened version of it throughout your document.

6.   We note the private placement in July of 2005 mentioned on page 4.
Please amend your filing to indicate the number of selling security holders
and to disclose the number of shares issued and price paid per share.

7.   Please provide the corporate governance disclosure required by Item 407
of Regulation S-B.

Prospectus Cover Page

8. Please include the company's telephone number on the cover page of the prospectus or in the Summary section. See Item 503(b) of Regulation S-B.

9. We note that you have repeated the Item 501 of Regulation S-B disclosure at the top and bottom on the cover page of the prospectus. Please include that disclosure only once. See Item 501 of Regulation S-B.

Summary, page 4

10. Please advise us whether you have a web address. If you do, please include the address in your summary section and anywhere else you think appropriate. See Item 101(c)(3) of Regulation S-B.

Our Company, page 4

11. We note you have stated, "We market the interior design of real estate projects for our clients, including the sale of associated products. We have a subsidiary known as Stone Select, LLC which markets hand-carved interior and exterior natural stone ornamentation and architectural elements." Although the summary section should not include all of the detailed information found elsewhere in the prospectus, those two sentences do not sufficiently summarize your business products and services. Please provide a more detailed summary of your business, including how you generate revenues.

12. We note you were incorporated as the successor to a business which began in 1996. Please clarify this statement for us and in your Form SB-2. Please tell us how you accounted for the acquisition, and tell us how you determined that the predecessor entity's financial statements were not required. Please cite the specific accounting literature relied upon.

The Offering, page 5

13. You indicate that you had 1,197,802 shares outstanding as of August 15, 2007, and on page 8 and elsewhere in the document you state that you had 9,197,802 shares outstanding as of June 30, 2007. Please explain the 8,000,000 decrease in shares outstanding during month and a half period between the two dates or alternatively revise share amounts. Please make sure that your shares outstanding disclosure in the document is consistent and as of a uniform date.

Risk Factors, page 2

14.   Please revise your risk factor headings so they are uniformly formatted and highlighted in other than all capitals.

15.   As currently drafted, a number of your risk factor headings do not reference the risk to the investor. For instance, refer to the risk factor headings <u>We have a lack of liquidity and will need additional financing in the future</u> and <u>Our stock has a limited public trading market</u>. Please revise your risk factor headings to reference the risk discussed in the risk factor as they apply to your company. For example, you could revise the second heading listed above to state, "Because our stock is traded on the Pink Sheets it has a limited public trading market, which may make it difficult or impossible for you to liquidate your investment."

16.   Please specifically clarify how each risk may adversely affect your company. For example, avoid generic phrases such as "which could have a materially adverse impact on our operations and the investors' investment" (page 6) and "have a materially adverse affect on our viability as an entity" (page 6).

17.   We note your statement on page 16 that, "A slow down in purchases of construction materials could have a negative impact on our business." Please revise to include a risk factor addressing this risk. Also, if applicable, please include a risk factor discussing the risks posed by the recent downturn in the housing market, including a discussion of how the downturn has affected your business, if at all.

18.   Please revise your document to include risk factors addressing risks related to your specific business, including risks related to your principal product and service lines, target markets, and major customers. See Item 503 of Regulation S-B.

19.   We note your disclosure in the "Plan of Distribution" that in "some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with." Please revise to include risk factor disclosure regarding this risk and to disclose the states in which you will register or qualify the shares.

We have a history of losses . . . , page 5

20.   Please separate this into two risk factors. One addressing your history of losses, specifically discussing the main reasons why your company has been unprofitable, and the other addressing why you may be unable to generate sufficient revenue in the future.

21.   Please revise the first sentence to state the date of your inception, which will give the reader a better understanding of the time period in which you did not generate revenue.

22.   Please clarify what you mean by "we cannot say whether our proposed operations will achieve market acceptance." Are you referring to new operations that are proposed in addition to your current operations or are you referring to current operations? Also, it is unclear what you mean by "achieve market acceptance" and how such acceptance relates to your profitability. Please revise.

23.   You state, "We have only completed a six month period profitab[ly], so it is difficult for us to accurately forecast our quarterly and annual revenue." Please clarify why your ability to forecast revenue is contingent on your profitability history.

Because we had incurred continuing operating losses . . . , page 5

24.   Please reconcile the disclosure that you expect to incur approximately $350,000 in operating costs over the next twelve months with the disclosure on page 17 that you expect approximately $500,000 in operating costs over the next twelve months.

We have a lack of liquidity and will need additional financing in the future . . . , page 6

25.   Please revise this risk factor to disclose how you plan to raise additional financing and whether you have any current sources of financing.

As a company with limited operating history, we are inherently a risky investment . . . , page 6

26.   Please revise this into three separate risk factors, one addressing the risks posed to investors because of your limited operating history, the second addressing the risks posed by your ability to market your services and products, and the third addressing the factors that are beyond the control of the company that may adversely affect your company.

27.   Please revise your limited operating history discussion to account for your operating history in light of Ms. Deanie Underwood's sole proprietorship, which began over ten years ago.

Our stock has a limited public trading market, page 7

28.   You state, "The factors which we have discussed in this document may have a significant impact on the market price of the common stock." Please provide a brief description of, and a reference to, the "factors" to which you refer.

The over-the-counter market for stock such as ours has had extreme price and volume fluctuations, page 8

29.   As written, it is unclear what risk you are addressing in this risk factor. Please explain what you mean by "companies such as ours" and please clarify and elaborate on the risk addressed in this risk factor. In addition, please do not state risks that apply to all companies generally. For example, you note that trends in "the investment markets generally" may have a negative impact on the market price of your common stock..

Dilution, page 8

30.   Please revise to delete this section because you are not issuing shares that would result in dilution to new stockholders.

Management's Discussion and Analysis, page 12

31.   Please present a more thorough analysis of the company's business as seen through the eyes of management and taking into account its predecessor sole proprietorship, including known trends, commitments, and uncertainties that may impact future performance. For example, provide more detailed disclosure of your company's financial condition, changes in financial condition, and results of operations for each of the last two fiscal years. Your discussion should address the past and future financial condition and results of operations of your business, with particular emphasis on the prospects for the future. The discussion should also address key variables and other qualitative and quantitative factors that are necessary to evaluating and understanding your business. See Item 303(b) of Regulation S-B. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003) and Commission Release No. 33-8056 (Jan. 22, 2002).

32.   Your current disclosure does not give the reader enough facts about your business and of the facts you do give many are inconsistent. As such, it is very difficult for

the reader to understand and evaluate the financial condition of your business. For example, but without limitation, consider the following instances:

   a. Page 13 – You state that you had no sales and no cost of goods sold from inception. Why not? Your current disclosure provides no analysis of this 10 month period.
   b. Page 14 – "The major components of operating expenses include professional fees, salaries and associated payroll costs, rent and telephone expenses." Professional fees paid to whom and for what? Who is earning salaries? Disclosure elsewhere in the document indicates that both of your full-time employees are not receiving compensation (page 19). What associated payroll costs? To whom and for what do you pay rent? Elsewhere in the document you state that your office space is on a rent-free basis (page 20).
   c. Page 14 – "The reason for this difference was the overall increased activity, which is comparable to the increase in revenues." What do you mean by "overall increased activity?" Are you referring to an increase in sales and if so, sales of what? Please avoid such generic statements.
   d. Page 14 – "Our revenues increased primarily as a result of new clients and improvement in the general economic conditions of the Denver area." New clients for what products or services?
   e. Page 14 – "Overhead costs in current operations are expected to remain fairly constant as sales improve except for costs associated with marketing." What are your overhead costs? Why are the expected to remain constant? What are your marketing costs? Who is your target market?
   f. Page 14 – "We plan to make every effort to keep operating expenses constant as product sales and consulting services develop." How are you going to do that? What are your consulting services?
   g. Page 15 – You indicate that cash used for investing activities consisted of purchases of fixed assets. What fixed assets?
   h. Page 16 – "A slow down in purchases of construction materials could have a negative impact on our business." Why? Has this happened since the formation of the By Design sole proprietorship or since your incorporation? If so, please quantify the impact and provide a discussion how if affected your business.

33.   Please disclose whether you have any off-balance sheet arrangements, for example with respect to Stone Select LLC. If so, please provide the disclosure required by Item 303(c) of Regulation S-B.

Results of Operations, page 13

34.	We note your discussion of the causes for certain material changes from period to period are not always consistent with the change noted on the Consolidated Statements of Operations and your explanation does not always fully explain the changes. Please revise your filing to expand your explanations for any material changes from period to period. Reference is made to Item 303 of Regulation S-B.

Liquidity and Capital Resources, page 16

35.	We note you state that you do not anticipate needing to raise additional capital resources in the next twelve months. However, you disclose that you are taking action to obtain additional funding to continue as a going concern in note 6 on page F-12. Please tell us and amend your filing to consistently address your internal and external sources of liquidity.

Plan of Operation, page 16

36.	You state that you plan to operate at a profit or at break even over the next twelve months by attracting additional product sales and services. Please provide a more through discussion of how you plan to do that, including a discussion of specific products and services you intend to increase.

Description of Business, page 18

37.	Please provide a more robust description of your business taking into account its organizational history and predecessor sole proprietorship, including, among other things, a description of the development of your business for the past three years (including specific product lines and services), your strategy and objectives, and the competitive conditions in your market. See Item 101 of Regulation S-B generally. For example, please disclose (a) the principal product and service lines you offer (including percentage of revenues generated from each line) and their markets (including distribution methods), (b) your major customers, (c) sources and availability of product materials (including major suppliers), and (d) your total number of employees.

38.	Please disclose whether you file reports with the SEC. Also, disclose whether you are required to deliver an annual report to security holders and, if not, whether you intend to do so voluntarily. See Item 101(c) of Regulation S-B.

Organization, page 18

39.   Please provide more detail regarding your ownership arrangement of Stone
        Select, LLC (Stone). Who owns the remaining 49%? What are the voting
        arrangements with respect to the operations of that entity? Because this is your
        only operational company more disclosure is needed. Further, please revise to
        describe what business will be conducted through Stone Select Imports, Inc.

Description of Property, page 20

40.   We note you are renting office, yard, and warehouse space, as disclosed on page
        F-12. Please update your description of property section to include this
        information. Reference is made to Item 102 of Regulation S-B.

Directors, Executive Officers and Control Persons, page 21

41.   Please disclose that Deanie J. Underwood is the step-mother of Bradley C.
        Underwood. See Item 401(c) of Regulation S-B.
Security Ownership of Certain Beneficial Owners and Management, page 21

42.   Please revise the table on page 22 to indicate the title of the class of securities
        owned. See Item 403(a) of Regulation S-B.

Executive Compensation, page 22

43.   Please indicate whether your executive officers plan to be paid executive
        compensation in the future.

44.   Please clarify whether Ms. Underwood received executive compensation as the
        sole proprietor of "By Design," and, if so, provide us with an analysis of why you
        think disclosure of the executive compensation paid to her in that capacity prior to
        your incorporation is not required. Please refer to Interpretive Response 1.02 in
        http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm

45.   Elsewhere in the document you state that both Mr. and Ms. Underwood are
        reimbursed for their business expenditures. Please provide an analysis of whether
        any such reimbursements qualify as "other compensation." See Item
        402(b)(2)(ix) for examples of what may qualify as "other compensation."

Certain Relationships and Related Transactions, page 22

46.   Please revise to disclose the aggregate amount of principal indebtedness still due
        to Ms. Underwood, including when future payments are due, if any. Also, please
        provide more information about the nature of Ms. Underwood's loan to the

company. For example, but without limitation, what was the total amount of the loan and when and for what specific purposes was the loan made? See Item 404 of Regulation S-B.

Federal Securities Laws Consequences, page 23

47.   We note your disclosure that "currently none of the 197,100 shares are owned by affiliates." Please reconcile this statement with your statement in the following paragraph that "as a result, our common stock *owned by affiliates which are registered in this registration statement* may be sold within a three-month period…"

48.   We note your disclosure that "persons who are affiliates of ours generally will be permitted to sell their shares of our common stock only pursuant to Rule 144 under the Securities Act." Please revise to clarify that these shares may also be registered for resale. Further, we note your statement that "because the shares are not restricted securities, the holding period requirement of Rule 144 will not apply." Please revise to clarify that they are restricted securities that are held by affiliates.

Selling Security Holders, page 24

49.   Please revise to disclose all material relationships any selling security holder has had within the past three years with your company or any of its predecessors or affiliates, if any. See Item 507 of Regulation S-B.

50.   You state, "Except as expressly set forth below, none of the selling stockholders is known to be a registered broker-dealer or an affiliate of a registered broker-dealer." We are unable to locate where you have indicated which selling stockholders are registered broker-dealers or affiliates thereof. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

51.   It does not appear that you have allocated any amount of depreciation and amortization to costs of goods sold within your Consolidated Statements of Operations. Please tell us how you have complied with SAB 11B or revise your presentation.

Consolidated Statements of Stockholders' Equity, page F-6

52.   We note you issued compensatory stock during 2005. Explain to us in detail the nature of this transaction, including the parties involved, the fair value assigned to the stock at the time of the transaction, the methodology used by the Company to calculate the fair value of the stock, and the underlying accounting used by the Company. In your response specifically address how your accounting for the transaction complies with the provisions of SFAS 123(R).

53.   We note that none of your officers or directors received any compensation as disclosed on page 19. We also note that you occupy office space on a rent-free basis from one of your officers as disclosed on page 20. Tell us why you have not recorded these amounts as contributed capital. Reference is made to SAB Topic 1B.

Consolidated Statements of Cash Flows, page F-7

54.   We note you have omitted the detail of your cash flows from financing activities and the beginning and ending cash balances. Please revise your filing to include this information in accordance with SFAS 95.

Notes to Consolidated Financial Statements, page F-8

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-8

Cash and cash equivalents, page F-8

55.   We note you disclose that cash equivalents have an original maturity of *six* months or less. Please tell us how your policy complies with paragraph 8 of SFAS 95.

Minority Interest, page F-8

56.   We note your disclosure that losses allocated to minority interest have been limited to $100. Please tell us and disclose why recent profits have not been allocated to minority interest.

Revenue recognition, page F-9

57.   Please provide us with a more robust description of the nature of your contractual relationships with clients and the underlying accounting employed by the Company for recognizing revenue. It is unclear from your current disclosure how your contracts are structured and at what point the Company considers revenue to

be earned. In your response, explain to us how you have applied the guidance in SAB 104 in determining your revenue recognition policy. As appropriate, please expand your policy disclosure to more fully describe how your revenue recognition policy complies with the guidance in SAB 104.

Exhibits, page 34

58.   Please file a copy of your Specimen Stock Certificate as an exhibit.

59.   We note you name your auditor as an expert on page 29. Please have your auditor amend their consent to acknowledge the reference to them under the caption "experts."

Undertakings, page 34

60.   Please renumber undertaking 4(v) on page 35 to undertaking (5).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Accountant, at (202) 551-33295 or Robert Telewicz, Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Staff Attorney, at (202) 551-3473 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief